UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

LAZYDAYS HOLDINGS, INC.
(Name of Issuer)

Common Stock, PAR VALUE $0.0001 per share
(Title of Class of Securities)

52110H100
(CUSIP Number)

SEPTEMBER 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52110H100
(1) Names of Reporting Persons
Park West Asset Management LLC

(2) Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	1,464,081*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	1,464,081*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,464,081*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
☐
(11) Percent of Class Represented by Amount in Row (9)
9.4%*
(12) Type of Reporting Person
IA

* See Item 4 for additional information.

CUSIP No. 52110H100
(1) Names of Reporting Persons
Park West Investors Master Fund, Limited

(2) Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
(3) SEC Use Only
(4) Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	1,301,792*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	1,301,792*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,301,792*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
☐
(11) Percent of Class Represented by Amount in Row (9)
8.4%*
(12) Type of Reporting Person
CO

* See Item 4 for additional information.

CUSIP No. 52110H100
(1) Names of Reporting Persons
Peter S. Park

(2) Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
(3) SEC Use Only
(4) Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	1,464,081*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	1,464,081*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,464,081*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
☐
(11) Percent of Class Represented by Amount in Row (9)
9.4%*
(12) Type of Reporting Person
IN

* See Item 4 for additional information.

Item 1(a).	Name Of Issuer:

Lazydays Holdings, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4042 Park Oaks Blvd., Suite 350

Tampa, Florida 33610

Item 2(a).	Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”) is being jointly filed by (i) Park West Asset Management LLC, a Delaware limited liability company (“PWAM”), (ii) Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”) and (iii) Peter S. Park (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address for the Reporting Persons is: One Letterman Drive, Building C, Suite C5-900, San Francisco, CA 94129.

Item 2(c).	Citizenship:

PWAM is organized under the laws of the State of Delaware. PWIMF is a Cayman Islands exempted company. Mr. Park is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP No.:

52110H100

Item 3.	If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership:

As reported in the cover pages to this report, the ownership information with respect to each of PWAM and Mr. Park is as follows:

(a)	Amount Beneficially Owned:		1,464,081*
(b)	Percent of Class:		9.4%*
(c)	Number of Shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	0*
	(ii)	shared power to vote or to direct the vote:	1,464,081*
	(iii)	sole power to dispose or to direct the disposition of:	0*
	(iv)	shared power to dispose or to direct the disposition of:	1,464,081*

As reported in the cover pages to this report, the ownership information with respect to PWIMF is as follows:

(a)	Amount Beneficially Owned:		1,301,792*
(b)	Percent of Class:		8.4%*
(c)	Number of Shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	0*
	(ii)	shared power to vote or to direct the vote:	1,301,792*
	(iii)	sole power to dispose or to direct the disposition of:	0*
	(iv)	shared power to dispose or to direct the disposition of:	1,301,792*

* PWAM is the investment manager to PWIMF and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, together with PWIMF, the “PW Funds”). Mr. Park, through one or more affiliated entities, is the controlling manager of PWAM.

As of September 30, 2024, PWIMF may be deemed to beneficially own 1,301,792 shares of Common Stock, including (i) 921,803 shares of Common Stock convertible from 88,954 shares of the Company’s Series A Preferred Stock (the “Preferred Stock”) based on the conversion rate then in effect and subject to the limitations described below, (ii) 113,377 shares of Common Stock convertible from accrued and unpaid Preferred Stock dividends based on the conversion rate then in effect and subject to the limitations described below, and (iii) 266,612 shares of Common Stock convertible from 266,612 prefunded warrants (“Prefunded Warrants”) subject to the limitations described below.

As of September 30, 2024, PWPI may be deemed to beneficially own 162,289 shares of Common Stock, including (i) 114,466 shares of Common Stock convertible from 11,046 shares of Preferred Stock based on the conversion rate then in effect and subject to the limitations described below, (ii) 14,078 shares of Common Stock convertible from accrued and unpaid Preferred Stock dividends based on the conversion rate then in effect and subject to the limitations described below, and (iii) 33,745 shares of Common Stock convertible from 33,745 Prefunded Warrants subject to the limitations described below.

The Prefunded Warrants and Preferred Stock are subject to exercise and conversion limitations prohibiting the exercise or conversion of each security to the extent that it would result in the holder, or any of its affiliates, being deemed to beneficially own in excess of 9.99% of the then-outstanding shares of the Issuer’s Common Stock.

The beneficial ownership of PWIMF and PWPI may change based on the accrual of Preferred Stock dividends and could decrease if the Company elects to pay cash for any accrued and unpaid dividends.

The foregoing beneficial ownership percentage is based upon 14,166,046 shares of Common Stock, issued and outstanding as of August 14, 2024, based on information reported by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 15, 2024.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit Index

Exhibit

1. Joint Filing Agreement, dated as of March 26, 2018, by and among Park West Asset Management LLC, Park West Investors Master Fund, Limited and Peter S. Park (incorporated by reference to Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission on March 26, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2024

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ Melissa Victoria Frayer
Name:	Melissa Victoria Frayer
Title:	Senior Legal Officer and Chief Compliance Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By: Park West Asset Management LLC, its Investment Manager

By:	/s/ Melissa Victoria Frayer
Name:	Melissa Victoria Frayer
Title:	Senior Legal Officer and Chief Compliance Officer

/s/ Peter S. Park
Peter S. Park

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)